Exhibit 99.1

April 2, 2009

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in March 2009 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during March 2009.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	Royal Bank of Canada
4. Full name of shareholder(s) (if different from 3):	Phillips, Hager & North Investment Management Ltd. RBC Asset Management Inc. RBC Trustees (CI) Ltd. Royal Bank of Canada
5. Date of transaction (and date on which the threshold is crossed or reached if different):	March 4, 2009
6. Date on which issuer notified:	March 6, 2009
7. Threshold(s) that is/are crossed or reached:	8%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares ISIN: GB00B29MWZ99	14,454,614	14,454,614	14,601,274	0	14,601,274	0%	100%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
14,601,274	8.06%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Phillips, Hager & North Investment Management Ltd. indirectly holds 4,754,361 ordinary shares or 2.62% of the voting rights; Phillips, Hager & North Investment Management Ltd. is a wholly owned subsidiary of RBC PH&N Holdings Inc. which is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Asset Management Inc. indirectly holds 9,844,936 ordinary shares or 5.43% of the voting rights; RBC Asset Management Inc. is a wholly owned subsidiary of Royal Bank Holding Inc. which is a wholly owned subsidiary of Royal Bank of Canada.

RBC Trustees (CI) Ltd. indirectly holds 1,977 ordinary shares or 0.001% of the voting rights; RBC Trustees (CI) Ltd. is a wholly owned subsidiary of RBC Finance B.V. which is a wholly owned subsidiary of Royal Bank of Canada.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	The Woodbridge Company Limited
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	25 March 2009
6. Date on which issuer notified:	26 March 2009
7. Threshold(s) that is/are crossed or reached:	9%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary Shares	14,842,487	14,842,487	16,192,487	16,192,487	N/A	8.935%	N/A
American Depositary Shares (each representing six Ordinary Shares)	88,800	532,800	88,800	532,800	N/A	0.294%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
16,725,287	9.229%
Note: The disclosures in this section 8 relate only to holdings in Thomson Reuters PLC and not Thomson Reuters Corporation. However, under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. See further section 13 (Additional Information) below.

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
The Woodbridge Company Limited and other companies affiliated with it.

Proxy Voting:
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:
The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") also beneficially owned an aggregate of 438,418,486 Thomson Reuters Corporation common shares as at 25 March 2009. Under Thomson Reuters dual listed company structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Woodbridge had a voting interest in Thomson Reuters of approximately 55 per cent. based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at 25 March 2009.

Other RNS Announcements

Thomson Reuters PLC

Notification of Transactions of Directors/Persons
Discharging Managerial Responsibility or Connected Persons

NEW YORK, NY - March 4, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that long-term incentive awards of performance restricted share units (PRSUs) and stock options were granted on March 3, 2009 to the following individuals:

Name	Title	PRSUs	Options
Thomas H. Glocer	Chief Executive Officer	77,070	366,960
Robert D. Daleo	EVP and Chief Financial Officer	39,780	189,400
James C. Smith	Chief Executive Officer, Professional division	39,780	189,400
Devin Wenig	Chief Executive Officer, Markets division	39,780	189,400

PRSUs will vest on March 1, 2012 upon completion of a three-year performance cycle (2009-2011) and will entitle holders to receive Thomson Reuters Corporation common shares if threshold performance goals are met. The final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on Thomson Reuters adjusted EPS growth and 50% on its return on invested capital (ROIC) performance at the end of the three-year period. PRSUs will also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares. The accumulated dividends, which are credited only on the shares actually earned, will be paid at the time that underlying shares are distributed.

Options will vest 25% per year over four years. The exercise price for the options granted is US$23.25 per share, which was the closing price of Thomson Reuters Corporation's common shares on the New York Stock Exchange on March 2, 2009.  The options will expire 10 years from the grant date.

In addition, Mr. Daleo received 8,048 Thomson Reuters Corporation common shares today in connection with the vesting of PRSUs previously granted to him as long-term incentive awards for the three-year performance period that ended on December 31, 2008. Mr. Daleo also recently received an additional 5,485 common shares in connection with the vesting of certain time-based restricted share units (TRSUs) previously granted to him.

Today, Mr. Smith received 10,770 Thomson Reuters Corporation deferred share units in lieu of common shares in connection with the vesting of PRSUs previously granted to him for the three-year performance period that ended on December 31, 2008. Mr. Smith also recently received 6,768 common shares in connection with the vesting of certain TRSUs previously granted to him. Mr. Smith has transferred 180,875 options previously granted to him to his former spouse pursuant to a property settlement agreement. Mr. Smith is no longer the beneficial owner of these options.

Mr. Wenig purchased 326 Thomson Reuters Corporation common shares under an employee stock purchase plan.

The table below sets forth information as of March 4, 2009 about each individual's beneficial ownership of Thomson Reuters securities following these transactions:

Name	Common Shares - Thomson Reuters Corp.	Ordinary Shares - Thomson Reuters PLC (1)	PRSUs/RSUs - Thomson Reuters Corp.	Options - Thomson Reuters Corp.	Deferred share units - Thomson Reuters Corp.
Thomas H. Glocer	--	650,231	832,666	670,170	--
Robert D. Daleo	18,900	9,600	347,789	1,219,730	69,657
James C. Smith	11,936	--	253,285	793,335	57,291
Devin Wenig	326	395,994	493,479	345,900	--

(1) Includes American Depositary Shares (ADSs), each of which represents six ordinary shares.

Thomson Reuters also reported that one of its directors, John M. Thompson, purchased 1,900 ADSs at an average price per ADS of $118.36 on March 3, 2009. Following this purchase, Mr. Thompson beneficially owns 6,855 Thomson Reuters Corporation common shares, 1,900 Thomson Reuters PLC ADSs and 15,666 Thomson Reuters Corporation deferred share units.

The holdings of each individual are less than 1% of the issued share capital of either Thomson Reuters Corporation or Thomson Reuters PLC.

Thomson Reuters is voluntarily making this notification relating to securities of Thomson Reuters Corporation. Under its dual listed company structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC. This notification relates to a transaction notified in accordance with Disclosure Rule and Transparency Rule 3.1.4R(1)(a).

Contacts:

Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com
Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - March 17, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares  of  Thomson  Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
March 12, 2009	Donation	Common Shares	48,000	C$31.30
March 12, 2009	Purchase	Common Shares	49,000	C$31.30

Thomson Reuters was notified of the above transactions on March 16, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together,  "Woodbridge") beneficially own 439,768,486 Thomson Reuters Corporation common shares, 14,842,487 Thomson Reuters PLC ordinary shares and 88,800 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at March 13, 2009 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - March 19, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
March 18, 2009	Donation	Common Shares	13,500	C$31.95
March 18, 2009	Purchase	Common Shares	13,500	C$31.95

Thomson Reuters was notified of the above transactions on March 18, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 439,768,486 Thomson Reuters Corporation common shares, 14,842,487 Thomson Reuters PLC ordinary shares and 88,800 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at March 13, 2009 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge. Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - March 27, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving sales of Thomson Reuters Corporation common shares and purchases of Thomson Reuters PLC ordinary shares.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
March 25, 2009	Sale	Common Shares	1,350,000	C$31.93
March 25, 2009	Purchase	Ordinary Shares	1,350,000	1,582 pence

Thomson Reuters was notified of the above transactions on March 26, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 438,418,486 Thomson Reuters Corporation common shares, 16,192,487 Thomson Reuters PLC ordinary shares and 88,800 Thomson Reuters PLC American Depositary Shares (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% as at March 25, 2009 based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.  Thomson Reuters is voluntarily making a notification relating to securities of Thomson Reuters Corporation.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

Thomson Reuters – Voting Rights and Capital

Update for March 2009

NEW YORK, NY – March 31, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

•	Thomson Reuters PLC had 181,229,241 ordinary shares issued and outstanding as of the close of business (London time) on March 31, 2009; and

•	Thomson Reuters Corporation had 647,102,492 common shares issued and outstanding as of the start of business (Toronto time) on March 30, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 828,331,733 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA’s Disclosure and Transparency Rules may use 181,229,241 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706